UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER
SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

ADOLOR CORPORATION

(Name of Subject Company (Issuer))

FRD ACQUISITION CORPORATION
CUBIST PHARMACEUTICALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00724X102

(CUSIP Number of Common Stock)

Tamara L. Joseph

Senior Vice President, General Counsel and Secretary

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$457,392,710.95	$52,417.20

*                 Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated adding (1) the product of (a) $8.75, which is the sum of (i) the closing cash payment of $4.25 per share and (ii) $4.50 per share, which is the maximum amount payable with respect to the contingent payment rights and (b) the number of shares of common stock, par value $0.0001 per share (the “Shares”), of Adolor Corporation (“Adolor”) outstanding on a fully-diluted basis as of November 4, 2011, as represented by Adolor in the Agreement and Plan of Merger, dated as of October 24, 2011, among Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor, consisting of (x) 46,603,391 Shares issued and outstanding, (y) 1,630,542 shares issuable upon the vesting of deferred stock units, and (2) the product of (a) the difference between (x) $8.75 and (y) an exercise price of $1.19 (the lowest exercise price of any outstanding option) and (b) 4,675,370 shares issuable pursuant to outstanding options with an exercise price less than $8.75.

**          The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52,417.20
Form or Registration No.:	Schedule TO
Filing Party:	Cubist Pharmaceuticals, Inc.
Date Filed:	November 7, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                third-party tender offer subject to Rule 14d-1.

☐                  issuer tender offer subject to Rule 13e-4.

☐                  going-private transaction subject to Rule 13e-3.

☒                amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 8 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on December 12, 2011, amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 7, 2011, as amended (the “Schedule TO”), and relates to a tender offer by FRD Acquisition Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), of Adolor Corporation, a Delaware corporation (the “Company”), at a price of $4.25, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferrable contingent payment right (“CPR”) per Share, which represents the contractual right to receive up to $4.50, in cash, if specified regulatory and/or commercial milestones are achieved in agreed upon time periods, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer to Purchase dated November 7, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  This Amendment is being filed on behalf of the Offeror and Parent.  The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Adolor stockholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Adolor stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM  11.                             ADDITIONAL INFORMATION

Item 11 of this Schedule TO is hereby amended and supplemented by adding the following:

The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of December 6, 2011.  The Depositary for the Offer has advised Parent and the Offeror that as of 12:00 midnight, New York City time, at the end of December 6, 2011, approximately 36,090,910 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing a total of approximately 75% of the outstanding Shares as of December 6, 2011.  Additionally, the Depositary has advised Parent and the Offeror that an additional 1,163,147 Shares had been tendered subject to guaranteed delivery procedures.  The Offeror accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer (but not including any Shares tendered subject to guaranteed delivery procedures).

The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, at the end of December 9, 2011.  The Depositary for the Offer has advised Parent and the Offeror that as of 12:00 midnight, New York City time, at the end of December 9, 2011, approximately 7,216,242 Shares had been validly tendered pursuant to the subsequent offering period, which, together with the shares tendered in the initial offering period, represented a total of approximately 83% of the outstanding Shares as of December 9, 2011.  Additionally, the Depositary has advised Parent and the Offeror that an additional 736,286 Shares had been tendered by notice of guaranteed delivery.  The Offeror has accepted for payment all Shares validly tendered pursuant to the subsequent offering period (but not including any Shares tendered by notice of guaranteed delivery).

Pursuant to the terms of the Merger Agreement, the Offeror has exercised its option to purchase directly from the Company an additional number of Shares sufficient to give the Offeror ownership of at least 90% of the Company’s then outstanding Shares, when combined with the Shares purchased by the Offeror in the Offer.  On December 9, 2011, the Offeror purchased an additional 45,070,030 Shares from the Company at a purchase price of $4.76 per Share, which together with the Shares purchased in the Offer and subsequent offering period (but not including any Shares tendered by notice of guaranteed delivery), represented at least 90% of outstanding Shares.

Pursuant to the terms of the Merger Agreement, the Offeror merged with and into the Company through a short-form merger under Delaware law, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.  By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by Parent or Offeror or Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive $4.25, in cash, plus one CPR per Share, which represents the contractual right to receive up to $4.50, in cash, if specified regulatory and/or commercial milestones are achieved in agreed upon time periods, less any applicable withholding taxes and without interest.

On December 12, 2011, Parent issued a press release announcing the completion of the Offer and the Merger.  The full text of the press release is attached as Exhibit (a)(5)(S) and is incorporated herein by reference.

ITEM 12.                                EXHIBITS

The Schedule TO is hereby amended and supplemented by adding the following exhibits to Item 12.

(a)(5)(S)                                       Press Release issued by Cubist Pharmaceuticals, Inc., dated December 12, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRD ACQUISITION CORPORATION

Dated: December 12, 2011	By:	/s/ Tamara L. Joseph
	Name:	Tamara L. Joseph
	Title:	Secretary

CUBIST PHARMACEUTICALS, INC.

Dated: December 12, 2011	By:	/s/ Tamara L. Joseph
	Name:	Tamara L. Joseph
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated November 7, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*

Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated October 24, 2011 (incorporated in this Amendment by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on October 24, 2011).

(a)(5)(B)*	Investor Presentation Slideshow, dated October 24, 2011 (incorporated in this Amendment by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on October 24, 2011).

(a)(5)(C)*	Transcript of October 24, 2011, Investor Presentation (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on October 25, 2011).

(a)(5)(D)*	Summary Advertisement published in The Wall Street Journal on November 7, 2011.

(a)(5)(E)*	Press Release issued by Cubist Pharmaceuticals, Inc., dated November 7, 2011.

(a)(5)(F)*	Complaint filed on October 25, 2011 in the Court of Common Pleas of Chester County, Pennsylvania.

(a)(5)(G)*	Complaint filed on October 28, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(H)*	Complaint filed on October 31, 2001 in the Court of Common Pleas of Chester County, Pennsylvania.

(a)(5)(I)*	Complaint filed on November 1, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(J)*	Complaint filed on November 4, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(K)*	Complaint filed on November 10, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(L)*	Complaint filed on November 10, 2011 in the United States District Court for the Eastern District of Pennsylvania.

(a)(5)(M)*	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated November 15, 2011.

(a)(5)(N)*	Complaint filed on November 3, 2011 in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division.

(a)5)(O)*	Amended Complaint filed on November 11, 2011 in the Court of Chancery of the State of Delaware.

(a)(5)(P)*	Amended Complaint filed on November 9, 2011 in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division.

(a)(5)(Q)*	Memorandum of Understanding between Adolor Corporation, Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and the plaintiffs, dated as of November 28, 2011.

(a)(5)(R)*	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated December 7, 2011.

(a)(5)(S)	Press Release issued by Cubist Pharmaceuticals, Inc., dated December 12, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and Adolor Corporation.

(d)(2)*	Tender and Voting Agreement, dated as of October 24, 2011, by and between Cubist Pharmaceuticals, Inc., FRD Acquisition Corporation and the executive officers and directors of Adolor Corporation.

(d)(3)*	Mutual Confidentiality and Non-Use Agreement, dated as of July 26, 2011, by and between Cubist Pharmaceuticals, Inc. and Adolor Corporation.

(d)(4)*

Form of Contingent Payment Rights Agreement, by and between Cubist Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated in this Amendment by reference to Annex IV of Exhibit (d)(1) of the Schedule TO filed by Cubist Pharmaceuticals, Inc. on November 7, 2011).

*              Previously filed.